
02033645

ECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-Ka


SEC MAIL
RECEIVED
PROCESSING
MAY 13 2002
WASH, D.C. 165
SECTION

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)

By....................
Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

Date: May 8, 2002

Material Contained

1. Summary translation of an announcement made on Tuesday, May 7, 2002 with the Tokyo Stock Exchange regarding the proposed sale of securities for a REIT by ORIX Asset Management Corporation.

Summary Translation of an Announcement made on Tuesday, May 7, 2002 with the Tokyo Stock Exchange regarding the proposed sale of securities for a REIT by ORIX Asset Management Corporation, a 100% owned subsidiary of ORIX Corporation.

Details of Announcement to be finalized on May 31, 2002 include:

1. Proposed Number of Shares: 110,000 units (Domestic: 88,800 units; Overseas: 22,200 units)
2. Proposed Selling Price: To be decided on May 31, 2002
3. Proposed Selling Period: June 4, 2002 to June 7, 2002
4. Proposed Listing: June 12, 2002

Note: This press release is not an offer to sell or a solicitation of any offer to buy the securities of ORIX JREIT Inc. ("the Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.